February 27, 2020

Division of Corporate Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

Washington, DC 20549

Attn: Rolf Sundwall or Lisa Vanjoske

Re:	CBD Life Sciences Inc.
Amendment No. 8 to Offering Statement on Form 1-A
Filed February 25, 2020
File No. 024-11005

Dear Sir/Madam:

On behalf of CBD Life Sciences Inc., (the “Company”), we respond as follows to the Staff’s comment letter, dated February 27, 2020, relating to the above-captioned Offering Statement on Form 1-A (“Offering Statement”).

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Amendment No. 8 to Offering Statement on Form 1-A

General

1.	We note that the legal opinion is limited to New York law. Please have counsel revise the legal opinion to opine as to the laws of Nevada, your state of incorporation.

The Company is filing an updated Legal Opinion as requested.

Other

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We acknowledge being aware that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you would like any further information or have any questions, please do not hesitate to contact me on my private line – 727 656 5504 or at the fax number given above.

Sincerely,

/s/ John E, Lux

John E. Lux